

SEC 08029790 1ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/07   AND ENDING   12/31/07

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omni Financial Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6530 Singletree Drive

                                       (No. and Street)

Columbus	Ohio	43229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Milliken   614-438-5300

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.

                            (Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2100	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Robert Ostrander_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Omni Financial Securities, Inc._____ , as

of _____December 31_____ , 20 _07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL SECURITIES, INC.
(a wholly owned subsidiary of
Manex Financial Management, Inc.)
Columbus, Ohio

Financial Statements
and
Supplementary Financial Information
For the years ended December 31, 2007 and 2006

and Independent Auditors' Report Thereon

CONTENTS



INSIGHT • INNOVATION • EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Trustees
Omni Financial Securities, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Omni Financial Securities, Inc. (the Company) as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omni Financial Securities, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 18, 2008


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OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2007	2006
ASSETS		
Cash and Cash Equivalents	$ 18,049	$ 14,852
Prepaid CRD licenses	447	782
Accounts receivable:		
Manex Financial Management, Inc.	3,371	3,371
Manex Risk Management, Inc.	700	700
Total Assets	$ 22,567	$ 19,705

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 9,268	$ 7,383
SHAREHOLDER'S EQUITY		
Common stock, no par value:		
Authorized - 500 shares		
Issued and outstanding - 500 shares	500	500
Additional paid-in capital	105,182	105,182
Accumulated deficit	(92,383)	(93,360)
Total Shareholder's Equity	13,299	12,322
Total Liabilities And Shareholder's Equity	$ 22,567	$ 19,705

See notes to financial statements.

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OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	$ 220,497	$ 180,871
Interest and other income	35,331	302
Total Revenues	255,828	181,173
EXPENSES		
Commissions	117,789	86,837
Professional services	131,105	92,853
General and administrative	5,957	3,600
Total Expenses	254,851	183,290
Net Income (Loss)	$ 977	$ (2,117)

See notes to financial statements.

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
BALANCE, January 1, 2006	$ 500	$ 105,182	$ (91,243)	$ 14,439
Net loss	-	-	(2,117)	(2,117)
BALANCE, December 31, 2006	500	105,182	(93,360)	12,322
Net income	-	-	977	977
BALANCE, December 31, 2007	$ 500	$ 105,182	$ (92,383)	$ 13,299

See notes to financial statements.

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 977	$ (2,117)
Adjustments to reconcile net income (loss) to net		
cash provided by operating activities:		
(Increase) decrease in assets:		
Prepaid CRD licenses	335	(770)
Accounts receivable - Manex Financial Management, Inc.	-	2,000
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,885	4,404
Net Cash Provided By Operating Activities	3,197	3,517
CASH AND CASH EQUIVALENTS		
Beginning of year	14,852	11,335
End of year	$ 18,049	$ 14,852

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 - ORGANIZATION AND PURPOSE

Omni Financial Securities, Inc. (the Company), an Ohio corporation, is a wholly owned subsidiary of Manex Financial Management, Inc. (the Parent), formerly named Omni Financial Management, Inc. The Company was incorporated in 1991, and is engaged in the selling of mutual funds and variable annuities to the general public in the Central Ohio area.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Accounting - The Company uses the accrual basis of accounting for book and tax purposes.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are recorded when commissions are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2007 or 2006.

Revenues and Expenses - The Company records revenues and expenses directly related to securities transactions on a trade date basis.

Federal Income Taxes - The Company records income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). SFAS No. 109 requires an asset and liability approach for financial reporting purposes. Deferred income taxes are provided for differences between the tax basis of assets and liabilities and the financial reporting amounts at the end of the period, and for net operating loss and tax credit carryforwards available to offset future taxable income. Changes in enacted tax rates or laws result in adjustments to recorded deferred tax assets and liabilities in the periods in which the tax laws are enacted or tax rates are changed.

The Company files a consolidated federal income tax return with its Parent. The tax allocation agreement between the two entities provides that the Parent will pay all consolidated federal income taxes on behalf of the group and the Company will make payments to the Parent in an amount equal to the tax liability, if any, that it would have had if it were to file a separate return. As a result, the income generated for 2007 will be reported on the parent's 2007 income tax return. The Company has considered this tax benefit in the management fee that it pays to its Parent.

Statement of Cash Flows - For purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

OMNI FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 3 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $8,640 and $7,335 as of December 31, 2007 and 2006, respectively, which was in excess of the net capital required by NASD of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 and 2006 was 1.07 to 1 and 1.01 to 1, respectively.

NOTE 4 - RELATED PARTIES

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management fees. Total management fees paid by the Company to the Parent for 2007 and 2006 were $129,300 and $87,950, respectively.

NOTE 5 - COMMITTMENT

In 2007, the shareholders of the Parent agreed to the terms of a sale that would result in one of the shareholders purchasing the Company. At December 31, 2007, a regulator was performing due diligence related to the transaction. The Company expects this due diligence to be completed in 2008 resulting in the finalization of the transaction. These financial statements do not contain any adjustments that might be necessary once the transaction has been finalized.

[This Page Intentionally Left Blank]

SUPPLEMENTAL SCHEDULES

OMNI FINANCIAL SECURITIES, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total Shareholder's Equity	$	13,299
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated liabilities		13,299
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker		-
Receivable from parent		3,371
Receivable from related entity		700
Prepaid CRD licenses		447
Net capital before haircuts on securities position		8,781
Haircuts on securities		
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposits, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		141
Undue concentrations		-
Net Capital	$	8,640

OMNI FINANCIAL SECURITIES, INC.

Schedule I (Continued)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Aggregate Indebtedness
  Items included in statement of financial condition:
    Short-term bank loans (secured by customer's securities)   -
    Drafts payable   -
    Payable to brokers and dealers $ 9,268
    Payable to clearing broker   -
    Payable to customers   -
    Other accounts payable and accrued expenses   -
  Items not included in statement of financial condition:
    Market value of securities borrowed for which no equivalent
      value is paid or credited   -
    Other   -

        Total aggregate indebtedness $ 9,268

Computation of Basic Net Capital Requirement:
  Minimum net capital required $ 5,000

Excess net capital at 1,000 percent $ 7,713

Ratio: Aggregate indebtedness to net capital   1.07 to 1

There were no differences between net capital as reported by the Company on its
unaudited FOCUS report for December 31, 2007 and the amount calculated above.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

In the opinion of management, the Company has complied with the exemption
provisions under Rule 15c3-3 for the year ended December 31, 2007 under
the following section:

(k) (1) -   Limited business (mutual funds and/or variable annuities only)

OMNI FINANCIAL SECURITIES, INC.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

In the opinion of management, the Company has complied with the exemption
provisions under Rule 15c3-3 for the year ended December 31, 2007 under
the following section:

(k) (1) -   Limited business (mutual funds and/or variable annuities only)



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Trustees
Omni Financial Securities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Omni Financial Securities, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

Schneider Downs & Co., Inc.   1133 Penn Avenue   41 S. High Street
www.schneiderdowns.com   Pittsburgh, PA 15222-4205 Suite 2100
                                TEL 412.261.3644   Columbus, OH 43215-6102
   FAX 412.261.4876   TEL 614.621.4060
                                                           FAX 614.621.4062

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 18, 2008

END

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